FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
Adopting International Financial Reporting Standards (IFRS)

In view of the reporting requirements set forth under Official Circular Letter N° 457, issued by the Office of the Superintendent of Securities and Insurance on June 20, 2008, we hereby inform you of the following:

I. Transitioning to IFRS:

In order to determine the balances after adopting IFRS, Endesa Chile has decided to apply the exemption contained in paragraph 24 a) of IFRS 1 “Adopting for the First Time,” and has therefore set as the transition date to the aforementioned international standards as January 1, 2004, the same as its parent company.

II. Regarding Functional Currency:

The company has decided that the Chilean peso will be its functional currency, and that the functional currency of its subsidiaries—except for those considered an extension of the Company’s operations—will be the national currency of the country in which each subsidiary is located.

Our external auditors have analyzed the reports that justify the determination of each functional currency and have endorsed report’s results and conclusions. The latter complies with the provisions provided under item 2e) of Official Circular Letter N° 427, dated December 28, 2007.

III. Main Accounting Principles under IFRS:

i)Consolidation Standards:

i.1) Subsidiaries:

A subsidiary is a company in which the dominant company controls the majority of the rights to vote or, should that not apply, has the authority to determine the financial and operating policies of the subsidiary.

Subsidiaries are consolidated through the global integration method by which their total assets, liabilities, revenue, expenses, and cash flow after having applied adjustments or eliminations corresponding to operations with related companies are integrated into the consolidated financial statements.

The income of subsidiary companies acquired or disposed of during the fiscal year is included in the consolidated income as of the date of the acquisition or until the effective date of the disposal, as appropriate.

i.2) Jointly-controlled Companies:

A jointly-controlled company is defined as a company that is jointly managed by a company belonging to Endesa Chile and another or several other third parties unrelated to Endesa Chile, with no one company holding sole control over the jointly-controlled company.

Jointly-controlled companies are consolidated through the proportional integration method so that the sum of balances and subsequent eliminations take place in proportion to the share of Endesa Chile vis-à-vis the equity of these entities.

i.3) Converting financial statements of foreign companies:

Financial Statements of foreign companies with a functional currency other than the Chilean peso are converted as follows:

- Assets and liabilities are converted at the exchange rate effective at the closing date of the consolidated financial statements.

- Items included in the results are converted at the average fiscal year exchange rate.

- Equity is kept at the historical exchange rate at the date of acquisition (or at the fiscal year average exchange rate of when it was generated, both for accrued income and contributions made), as appropriate.

- Exchange rate differentials arising during the conversion of financial statements are posted in a capital reserve account.

ii) Fixed Assets:

Fixed asset goods are appraised through the cost method, net of their corresponding accumulated depreciations and impairment losses, in the event there are.

In addition to the cost paid for purchasing each asset, cost also includes the following concepts, when applicable:

- Interest expenses accrued during the construction period and that are directly attributable to the acquisition, construction, or production of qualified assets, which are defined as assets that require a substantial period of time prior to being ready for use.

- Employee expenses directly related to works in progress.

Works in progress are transferred to operations once the trial period is complete and they become available for use, after which point their depreciation begins.

Expansion, upgrading or improvement costs that represent an increase in productivity, capacity, efficiency or an extension of the asset’s useful life are capitalized as a greater cost of the corresponding asset.

Substitutions or renovations of complete elements that increase the useful life of the goods or its economic capacity are booked as negative goodwill of the asset with the ensuing accounting withdrawal of the elements substituted or renovated. Periodic expenses for maintenance, preservation, and repair are assigned to results as a cost for the fiscal year in which they are incurred.

Fixed asset goods are depreciated by performing a linear distribution of the cost of the different elements making them up during the years constituting their estimated useful life from a technical perspective, which consists of the period in which the companies expect to use the assets. Useful life is periodically revised.

iii) Intangibles:

Intangible assets are initially recognized by their acquisition or production cost and, subsequently, they are appraised at cost, net of their corresponding accrued amortization and impairment losses they may have experienced. Intangible assets are amortized at their useful life, while intangible assets with an indefinite useful life are not amortized.

iv) Goodwill:

Goodwill represents the residual acquisition cost over the Endesa Chile’s share of the fair value of assets and liabilities including the identifiable contingencies of a subsidiary at the time of acquisition.

Acquired assets and liabilities are appraised provisionally at the time the company is taken over, followed by a review of said appraisal within a year of the purchase date. Until the final fair value of assets and liabilities is determined, goodwill is provisionally reported as the difference between the acquisition price and the book value of the company acquired.

Goodwill arising during the acquisition of companies using a functional currency other than the Chilean peso is appraised at the functional currency of the company acquired through conversion to Chilean pesos at the exchange rate effective on the date of Balance Sheet.

v) Impairment of Assets:

The company periodically evaluates whether or not there is some indication of an asset having suffered an impairment loss. If that is the case, the recoverable value of said asset is estimated in order to determine, when appropriate, the impairment value. If the assets are identifiable assets that do not generate cash flow independently, an estimate is made of the recoverability of the Cash Generating Unit the asset belongs to, understanding as such the lesser identifiable group of assets that independently generate cash flow.

Regardless of what appears in the previous paragraph, in the case of Cash Generating Units that have been assigned goodwill or intangible assets with an indefinite useful life, their recoverability is analyzed systematically at fiscal year end.

The recoverable amount is the greater of two values, which is the market value lessened by its necessary sales cost, and its value-in-use, which is understood as the net present value of estimated future cash flows. Endesa Chile uses the value-in-use to calculate the carrying value of fixed assets, goodwill, and intangible assets in almost all cases.

In the event the carrying value is less than the book value of an asset, a corresponding impairment loss provision is recorded. Impairment losses recognized for an asset during previous fiscal years are carried back when there is a change in its estimated carrying value, thereby increasing the value of the asset by crediting it to the income limited to the book value that the asset would have had if there had not been an impairment. Impairment losses recognized for goodwill cannot be carried back.

vi) Leases:

Leases that substantially transfer all of the risks and benefits inherent to the property are classified as financial. Remaining leases are classified as operational.

vii) Derivatives and Hedging Operations:

The derivatives held by Endesa Chile are primarily interest rate, exchange rate, and price hedges, or electricity and fuel supplies; the purpose of these hedge operations is to eliminate or significantly reduce the risks of the underlying business being hedged.

When a derivative is used as a hedging instrument, and the hedge ends up being highly effective, it may be booked as follows:

- Fair value hedge: the part of the underlying business for which the risk is being covered is appraised at its fair value, as is the hedge instrument, while posting the value variations.

- Cash flow hedge: changes in the fair value of derivatives are recorded as a capital reserve when said hedges are effective.

A hedge instrument is deemed highly effective when changes in the fair value or cash flow of the underlying component directly attributable to the hedged risk are offset by changes in the fair value of the hedge instrument’s cash flow with an effectiveness ranging from 80% to 125%.

viii) Converting Balances in Foreign Currencies:

Operations conducted in currencies other than the functional currency of each company are booked in the functional currency at the exchange rate effective at the time of the transaction. During the fiscal year, differences arising between the reported exchange rate and the exchange rate in effect at the time of collection or payment are recorded as financial results.

Likewise, converting balances receivable or payable at the end of each period to a currency other than the functional currency in which the financial statements of the companies making up part of the consolidation perimeter are denominated, is performed at the closing exchange rate. Any valuation difference is posted as a financial result.

Endesa Chile has adopted a hedging policy that is applicable to its subsidiaries’ income that is directly linked to the evolution of the US dollar through US dollar-denominated financing. When exchange rate variations arise from this debt in relation to cash-flow hedge operations, they are posted net of taxes in a capital reserve account, thus being booked in the Income Statement during the period in which the hedged cash flows will occur. This period is estimated at ten years.

IV. Preliminary Estimate of Accounting Impact of IFRS Adoption:

RECONCILIATION OF EQUITY POSITION
As of December 31, 2007
Figures in Thousands of Pesos

ASSETS	Previous GAAP Balances	Previous GAAP Balances Expressed in Functional Currency	Impact of IFRS Transition	IFRS Balances
TOTAL CURRENT ASSETS	673,638,325	-	(347,600)	673,290,725
Cash and cash equivalent	100,984,812	-	(6,031,324)	94,953,488
Financial assets	-	-	11,101,804	11,101,804
Accounts receivable	211,209,592	-	10,259,935	221,469,527
Other accounts receivable	60,045,262	-	2,103,253	62,148,515
Amounts due from related companies	175,950,661	-	(46,152,748)	129,797,913
Inventories, net	52,288,016	-	2,883,499	55,171,515
Income taxes recoverable	64,881,489	-	13,860,505	78,741,994
Deferred income taxes	2,884,566	-	1,523,817	4,408,383
Other current assets	5,393,927	-	10,103,659	15,497,586
TOTAL FIXED ASSETS	4,165,428,072	-	(167,091,657)	3,998,336,415
Land	52,942,477	-	(3,025,885)	49,916,592
Buildings and infraestructure and works in progress	5,877,688,288	-	(232,000,751)	5,645,687,537
Machinery and equipment	1,144,896,780	-	(323,616,233)	821,280,547
Other plant and equipment	169,052,513	-	(25,081,201)	143,971,312
Technical appraisal	12,833,487	-	(1,807,053)	11,026,434
Depreciation (minus)	(3,091,985,473)	-	418,439,466	(2,673,546,007)
TOTAL OTHER ASSETS	548,311,415	-	98,753,492	647,064,907
Investments in related companies	444,032,166	-	(49,931,335)	394,100,831
Long term financial assets	4,131,403	-	74,931	4,206,334
Positive goodwill, net	9,854,540	-	110,655,989	120,510,529
Negative goodwill, net	(37,003,902)	-	37,003,902	-
Long term receivables	83,285,957	-	1,639,586	84,925,543
Amounts due from related companies	369	-	-	369
Long term deferred income taxes	-	-	-	-
Intangibles (net of amortization)	15,361,613	-	(651,453)	14,710,160
Others	28,649,269	-	(38,128)	28,611,141
TOTAL ASSETS	5,387,377,812	-	(68,685,765)	5,318,692,047

LIABILITIES AND EQUITY	Previous GAAP Balances	Previous GAAP Balances Expressed in Functional Currency	Impact of IFRS Transition	IFRS Balances
TOTAL CURRENT LIABILITIES	694,648,782	-	109,448,599	804,097,381
Debt due to banks and financial institutions	116,848,653	-	12,179	116,860,832
Bonds payable	256,625,251	-	-	256,625,251
Dividends payable	23,525,437	-	38,947,189	62,472,626
Accounts payable	192,954,223	-	-	192,954,223
Miscellaneous payables	25,167,210	-	14,054,759	39,221,969
Accounts payable to related companies	15,743,108	-	44,808,856	60,551,964
Accrued expenses	49,494,786	-	10,906,426	60,401,212
Income taxes payable	8,246,699	-	1,150,919	9,397,618
Deferred income taxes	-	-	-	-
Other current liabilities	6,043,415	-	(431,729)	5,611,686
TOTAL LONG TERM LIABILITIES	1,921,619,804	-	112,882,997	2,034,502,801
Debt due to banks and financial institutions	290,814,076	-	883,722	291,697,798
Bonds payable	1,281,797,215	-	-	1,281,797,215
Notes payable	63,047,888	-	-	63,047,888
Accounts payable	72,876,338	-	768,414	73,644,752
Accounts payable to related companies	-	-	-	-
Accrued expenses	27,858,328	-	1,199,785	29,058,113
Deferred income taxes	158,941,619	-	109,876,321	268,817,940
Other long term liabilities	26,284,340	-	154,755	26,439,095
MINORITY INTEREST	886,882,586	-	50,924,602	937,807,188

TOTAL EQUITY	1,884,226,640	-	(341,941,963)	1,542,284,677
Paid-in capital	1,222,877,948	-	-	1,222,877,948
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	239,882,687	-	-	239,882,687
Other reserves	(161,988,361)	-	(200,724,624)	(362,712,985)
Retained reserves	583,454,366	-	(141,217,339)	442,237,027
Future dividends reserves	-	-	-	-
Retained earnings	409,142,128	-	(102,783,348)	306,358,780
Retained losses	-	-	-	-
Net income for the period	192,439,270	-	-	192,439,270
Interim dividends	(18,127,032)	-	(38,433,991)	(56,561,023)
Deficits of subsidaries in development stage	-	-	-	-
TOTAL LIABILITIES AND EQUITY	5,387,377,812	-	(68,685,765)	5,318,692,047

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: September 29, 2008